IMPORTANT NOTICE
REGARDING CHANGE IN INVESTMENT POLICY
OF
PIMCO FLOATING RATE INCOME FUND (PFL)


Effective November 27, 2009, the investment policy of PIMCO Floating Rate Income Fund (the "Fund") will be revised to provide that:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of floating rate debt instruments, a substantial portion of which will be senior floating rate loans, securities with durations of less than or equal to one year, and fixed rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments (collectively, "floating rate assets").

Dated September 28, 2009